[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]

March 9, 2018

Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549-1004 Attention: Lisa Larkin

RE:	Apollo Investment Corporation
Ms. Larkin:
Electronically transmitted herewith for filing on behalf of Apollo Investment Corporation (the "Corporation") is the Corporation's shelf registration statement on Form N-2 (the "Registration Statement") under the Securities Act of 1933.
If you have any questions or comments or require any additional information in connection with the Corporation or the Registration Statement please telephone me at (416) 777-4727 or Michael Hoffman at (212) 735-3406.
Very truly yours,

/s/ Steven Grigoriou

Steven Grigoriou, Esq.